Exhibit 99.1

Silver Elephant Subsidiary Acquires
Bisoni Vanadium Project Next To Gibellini

Vancouver, British Columbia, August 24, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that its wholly owned subsidiary Nevada Vanadium LLC (“Nevada Vanadium”) has entered into a binding definitive Asset Purchase Agreement (the “APA”) with CellCube Energy Storage Systems Inc. (“Cellcube”) to acquire the Bisoni vanadium project (Bisoni Project) situated immediately southwest to Nevada Vanadium’s Gibellini Project.

Subject to the terms and conditions in the APA, Nevada Vanadium is acquiring the Bisoni Project by its parent Silver Elephant issuing 4 million Silver Elephant common shares and paying $200,000 cash to Cellcube at closing. Additionally, Silver Elephant will make a one-time payment to CellCube of $500,000 worth of Silver Elephant’s common shares, upon the price of European vanadium pentoxide price exceeding US$12 a pound for 30 consecutive business days, occurring on or before December 31, 2023. Closing of the acquisition is expected in September 2020 and subject to the final approval of the Toronto Stock Exchange.

The Bisoni Project is comprised of 201 lode mining claims, along a 13.8km strike that covers an area of 16.5 square km (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50, and is about 25 miles south of the town of Eureka, Nevada.

Together, the Gibellini and Bisoni Projects are comprised of a total of 934 contiguous claims along a 20.7 km (NE-SW) strike covering 43.4 square km (4,342 hectares). The large combined land package hosts significant vanadium resources in the United States, right in the heart of Nevada, a state which is consistently ranked in top 3 of the most attractive jurisdictions in the world for mining investment in 2017, 2018, and 2019, according to the Annual Survey of Mining Companies by the Fraser Institute, an independent Canadian policy think-tank.

The current benchmark V2O  (vanadium pentoxide) price is US$7.10/lb. in China and US$5.50/lb. in Europe according to Metal Bulletin.

Independently estimated historic resources by Edwin Ulmer and Edwin H. Bentzen III in 2016 for the Bisoni Project are tabulated below:

Table 1. Bisoni Project historic resource calculated in 2016

Historic Category	M tons	V2O5%	M lbs Contained V2O5
Bisoni McKay

Indicated	11.88	0.397	94.4
Inferred	7.05	0.427	60.1

Historic resource calculation adopted a 0.2% V2O5 cutoff grade. A qualified person as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. The Company is not treating the historical estimate as current mineral resources or mineral reserves.

The May 28, 2018 NI43-101 compliant Mineral Resource Estimate by AMEC for Company's Gibellini Project is tabulated below:

Table 2. Gibellini NI43-101 compliant resource calculated in 2018

Category	M tons	V2O5%	M lbs Contained V2O5

Gibellini
Measured and Indicated	22.95	0.286	131.3
Inferred	14.97	0.175	52.3
Louie Hill
Inferred	7.52	0.276	41.5

Gibellini resource estimate calculated using various cutoffs. The Gibellini Mineral Resource Estimate is filed as www.sedar.com. Additional details are included in the Company’s press release dated May 29th, 2018 and outlined in the QP statement at the end of this Press Release.

The Bisoni Project was drilled in 1970’s by Hecla, and more recently by Stina Resources (now Cellcube) in 2004, 2005, and 2007.

Historic 2005 drill result highlights include:

BMK 05-01 - 98.5 meters grading 0.46% V2O5 from surface, including 36.0 meters grading 0.76% V2O5

BMK 05-02 - 98.1 meters grading 0.53% V2O5 from near surface, including 40.2 meters grading 0.88% V2O5

BMK 05-03 - 105.2 meters of 0.49% V2O5.

Compiled historic results are tabulated below:

Table 3. Historic Bisoni-McKay drilling results

From (m)	To (m)	Interval (m)	Approx true width (m)	V2O5 (%)
Hole No. DDH BMK 05-01
0.0	22.9	22.9	79.2	0.25
22.9	62.5	39.6		0.3
62.5	98.5	36.0		0.76
0.0	98.5	98.5		0.46
Hole No. DDH BMK 05-02
7.0	36.3	29.3	n/a	0.29
36.3	64.9	28.7		0.29
64.9	105.2	40.2		0.88
7.0	105.2	98.1		0.53
Hole No. DDH BMK 05-03
4.0	25.3	21.3	n/a	0.27
25.3	130.5	105.2		0.49

These drill results are “historic” as defined by NI43-101 and have not been independently verified. Truth widths unknown except where indicated in Table 3.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14km apart) along the northeast - southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the North East prospect (from Gibellini Project) and BMK and BR zones(from Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

Relevant maps can be viewed at www.nevadavanadium.com.

Gibellini Permit Status and Timeline

Nevada Vanadium recently announced the publication of the Notice of Intent (NOI) to prepare an Environmental Impact Statement for the Gibellini Project on July 14th, 2020, thus initiating the 12-month process to the issuance of Record of Decision to permit Gibellini for production in accordance with Secretarial Order 3355 (see Company’s press release dated July 17th, 2020).

The publication of the NOI follows the final Mine Plan of Operations (MPO), Project Enhanced Baseline Reports (EBRs) and Pre-Planning Supplemental Environmental Reports that were accepted by Bureau of Land Management (BLM) Battle Mountain District prior to the start of the National Environmental Policy Act (NEPA) analysis.

The MPO includes the construction, operation and closure of the Gibellini Project, which is an open pit mining operation and heap leach process facility to extract and recover an average of 10 million pounds of vanadium pentoxide annually, 132 million pounds of vanadium pentoxide over the life of the Gibellini Project.

About Vanadium

On June 2, 2020, US Department of Commerce published the following as it initiates Section 232 investigation into imports of vanadium:

“Vanadium is a metal used in production of metal alloys and as a catalyst for chemicals across aerospace, defense, energy, and infrastructure sectors. Designated a strategic and critical material, vanadium is used for national defense and critical infrastructure applications. Examples include aircraft, jet engines, ballistic missiles, energy storage, bridges, buildings, and pipelines. Vanadium is a key component in aerospace applications due to its strength-to-weight ratio, the best of any engineered material. U.S. demand is supplied entirely through imports.

Vanadium is utilized in our national defense and critical infrastructure, and is integral to certain aerospace applications,” said Secretary Ross. “We will conduct a thorough, fair, and transparent investigation to determine whether vanadium imports threaten to impair U.S. national security.”

The Gibellini Project is scheduled to become the first primary vanadium mine in the United States at the end of 2023.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101. The Qualified Person for the Gibellini estimate is Mr. E.J.C. Orbock III, RM SME, a Wood employee. The Mineral Resources have an effective date of 29 May, 2018 and filed on SEDAR on June 25th, 2018 and is available under the Company’s profile at www.sedar.com. Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.

About Nevada Vanadium

Nevada Vanadium, as a wholly owned subsidiary of Silver Elephant Mining Corp (OTCQX: SILEF, TSX: ELEF), is developing the Gibellini Project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing project engineering and permit development. Further information on Nevada Vanadium can be found at www.nevadavanadium.com

About Silver Elephant

Silver Elephant is a mineral exploration company. Further information on Silver Elephant be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

Ron Espell

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to (i) construction of a mine at the project and related actions; (ii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iii) the estimated amount of future production, of both ore mined and metal recovered; and (iv) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Company’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicableto the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any economic assessment based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by the Company or its consultants. The Company and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although the Company and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or to reflect the occurrence of unanticipated events, except as expressly required by law.